[LETTERHEAD HIGHAM, MCCONNELL & DUNNING LLP]

                                February 14, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Stop 1-4
Washington, D.C. 20549-1004
Attention: Filing Desk

RE:   E.DIGITAL CORPORATION - RESPONSE TO COMMENTS; FILE NO. 333-121546

Ladies and Gentlemen:

            On behalf of e.Digital Corporation (the "Company"), filed herewith is Amendment No. 1 on Form S-2 to the Registration Statement previously filed by the Company on Form S-3. We understand from your December 30, 2004 letter that no further review of the Registration Statement has or will be made and that upon satisfactory resolution of the Form S-3 eligibility issue the Company may request acceleration of effectiveness. With the filing of Amendment No. 1 on Form S-2 we believe that your December 30, 2004 comment has now been satisfactorily addressed.

            Thank you very much for your courtesy and attention. As you know, the Company desires to go effective as soon as practicable. If you have any questions, please contact me immediately.

                                            Very truly yours,

                                            HIGHAM, McCONNELL & DUNNING LLP


                                            /s/ Curt C. Barwick
                                            -------------------------------
                                            Curt C. Barwick, Esq.


Enclosure